
Mail Stop 3561

August 25, 2009

Mr. Ben Peay
President
Wasatch Food Services, Inc.
1492 Entertainment Avenue
Boise, ID 83709

Re: **Wasatch Food Services, Inc.**
Amendment No. 2 to the Registration Statement on Form 10
Filed August 10, 2009
File No. 000-53672

Dear Mr. Peay:

We have completed our review of your registration statement on Form 10 and have no further comments at this time.

Regards,

Daniel Morris
Attorney-Advisor